Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Stockholders and Board of Directors
Ceridian HCM Holding Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-221694) on Form S-8 of Cannae Holdings, Inc. of our report dated February 28, 2019, with respect to the consolidated balance sheets of Ceridian HCM Holding Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2018 annual report on Form 10-K of Cannae Holdings, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota
March 18, 2019